Product supplement no. 155-I
To prospectus dated December 1, 2005 and
prospectus supplement dated October 12, 2006

Registration Statement No. 333-130051
Dated November 4, 2008
Rule 424(b)(2)



JPMorgan Chase & Co.

Contingent Coupon Principal Protected Notes Linked to a Single Reference Stock or a Basket of Reference Stocks

General

- JPMorgan Chase & Co. may offer and sell contingent coupon principal protected notes linked to a single common stock or a basket of common stocks, which we refer to as the Basket, from time to time. We refer to the single common stock and each of the common stocks included in the Basket as a Reference Stock and collectively as the Reference Stocks. As used in this product supplement, the term "common stock" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares ("ADSs"). If a Reference Stock is an ADS, the term "issuer" refers to the issuer of the shares underlying the ADS. This product supplement no. 155-I describes terms that will apply generally to the notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.
- The notes are the senior unsecured obligations of JPMorgan Chase & Co.
- Payment is based on the performance of a single Reference Stock or the Basket, as applicable, as described below.
- Unless otherwise specified in the relevant terms supplement, full principal protection (or partial principal protection, if the relevant terms supplement specifies a Partial Principal Protection Percentage) if the notes are held to maturity.
- Unless otherwise specified in the relevant terms supplement, cash payment at maturity of principal (or a portion of principal if the relevant terms supplement specifies a Partial Principal Protection Percentage) plus the final Coupon Payment, if any.
- We will pay interest in the form of Coupon Payments, which may be zero, that will depend on the Stock Performance(s) of the Reference Stock(s). Unless otherwise specified in the relevant terms supplement, the Coupon Rate for each Coupon Payment will be a percentage equal to, (i) for notes linked to a single Reference Stock, the Stock Performance of the Reference Stock on the applicable Coupon Determination Date or, (ii) for notes linked to a Basket of Reference Stocks, the sum of the Stock Performance of each Reference Stock on the Coupon Determination Date x the Stock Weighting for such Reference Stock, *provided*, in each case, that the Coupon Rate will not be less than 0%.
- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-30.
- Minimum denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
- The issuer(s) of the Reference Stock(s) are not expected to be affiliates of ours and will not receive any of the proceeds of any note offering. The obligations under the notes are our obligations only and the issuer(s) of the Reference Stock(s) will have no obligations of any kind under the notes. Investing in the notes is not equivalent to investing in the Reference Stock(s).
- The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

Reference Stock(s):	As specified in the relevant terms supplement.
Basket:	If applicable, a basket consisting of two or more Reference Stocks.
Coupon Rate:	Unless otherwise specified in the relevant terms supplement, the Coupon Rate for each Coupon Payment Date will be a percentage equal to, (i) for notes linked to a single Reference Stock, the Stock Performance of the Reference Stock on the applicable Coupon Determination Date or, (ii) for notes linked to a Basket of Reference Stocks, the sum of the Stock Performance of each Reference Stock on the Coupon Determination Date x the Stock Weighting for such Reference Stock, *provided*, in each case, that the Coupon Rate will not be less than 0%.

(continued on next page)

Investing in the Contingent Coupon Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 155-I, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 4, 2008

Key Terms (cont.)

Coupon Payment:	Unless otherwise specified in the relevant terms supplement, the Coupon Payment per $1,000 principal amount note payable on each Coupon Payment Date will equal $1,000 x Coupon Rate.
Payment at Maturity:	Unless otherwise specified in the relevant terms supplement, at maturity, you will receive a cash payment for each $1,000 principal amount note of $1,000 (or, $1,000 x Partial Principal Protection Percentage, if the relevant terms supplement specifies a Partial Principal Protection Percentage) plus the Minimum Return, if applicable, plus the final Coupon Payment, if any.
Partial Principal Protection Percentage:	If applicable, a percentage less than 100%, as specified in the relevant terms supplement.
Coupon Payment Dates:	As specified in the relevant terms supplement, *provided* that the final Coupon Payment Date will be the Maturity Date.
Coupon Determination Dates:	Unless otherwise specified in the relevant terms supplement, the third business day before each Coupon Payment Date.
Stock Performance:	The Stock Performance for a Reference Stock on any Coupon Determination Date will be: (1) if the Stock Return on such day is greater than the Stock Return Threshold, the Coupon Cap, or (2) if the Stock Return on such day is less than or equal to the Stock Return Threshold, the Stock Return, or, if applicable, the Stock Return Floor. The Stock Performance for a Reference Stock may be positive, zero, or negative.
Stock Return Floor:	If applicable, a percentage as specified in the relevant terms supplement.
Stock Return Threshold:	A percentage as specified in the relevant terms supplement.
Stock Return:	Unless otherwise specified in the relevant terms supplement, with respect to a Reference Stock, on any trading day: $\frac{\text{Final Share Price} - \text{Initial Share Price (or Strike Price, if applicable)}}{\text{Initial Share Price (or Strike Price, if applicable)}}$
Stock Weighting:	If applicable, with respect to each Reference Stock, a fixed percentage or fraction as specified in the relevant terms supplement, *provided* that the sum of the Stock Weightings for all Reference Stocks will equal 100% or 1, as applicable. The relevant terms supplement will specify either (i) the weight of each Reference Stock in the Basket, which will be fixed for the term of the notes, or (ii) the manner in which the weight of each Reference Stock will be determined. For example, if the relevant terms supplement specifies that Reference Stock A is weighted to compose 18% of the value of the Basket, the Stock Weighting for Reference Stock A is 18%. Alternatively, the relevant terms supplement may specify that, for a Basket consisting of two Reference Stocks, the Reference Stock with the greater Stock Return on the a Coupon Determination Date will make up 70% of the value of the Basket, and the Reference Stock with the lesser Stock Return on such Coupon Determination Date will make up 30% of the value of the Basket.
Coupon Cap:	A percentage as specified in the relevant terms supplement.
Initial Share Price:	Unless otherwise specified in the relevant terms supplement, with respect to each Reference Stock, the closing price of one share of such Reference Stock on the pricing date or such other date as specified in the relevant terms supplement, divided by the Share Adjustment Factor of such Reference Stock. The Initial Share Price for each Reference Stock is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See "General Terms of Notes — Anti-Dilution Adjustments."
Final Share Price:	Unless otherwise specified in the relevant terms supplement, with respect to each Reference Stock, the closing price of one share of such Reference Stock on the applicable Coupon Determination Date.
Strike Price:	With respect to a Reference Stock, the relevant terms supplement may specify a share price other than the Initial Share Price to be used for calculating the Stock Return, which we refer to as a Strike Price. The Strike Price, if any, for a Reference Stock will be specified in the relevant terms supplement to be equal to either (a) a percentage of the closing price of one share of such Reference Stock as of a specified date, or (b) a fixed amount determined without regard to the closing price of one share of such Reference Stock as of a particular date, in each case divided by the Share Adjustment Factor. For example, the relevant terms supplement may specify that the Strike Price for each Reference Stock will be equal to 95% of the closing price of one share of such Reference Stock on the pricing date divided by the applicable Share Adjustment Factor.
Share Adjustment Factor:	Unless otherwise specified in the relevant terms supplement, with respect to each Reference Stock, the Share Adjustment Factor will be set initially at 1.0, subject to adjustment upon the occurrence of certain events affecting such Reference Stock. See "General Terms of Notes — Anti-Dilution Adjustments."
Maturity Date:	As specified in the relevant terms supplement. The maturity date of the notes is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."
Minimum Return:	If applicable, a fixed dollar amount as specified in the relevant terms supplement.

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, this product supplement no. 155-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and this product supplement no. 155-I and with respect to JPMorgan Chase & Co. This product supplement no. 155-I, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, this product supplement no. 155-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. 155-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this product supplement no. 155-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. 155-I and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. 155-I have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "note" refers to each $1,000 principal amount of our Contingent Coupon Principal Protected Notes Linked to a Single Reference Stock or a Basket of Reference Stocks.

General

The Contingent Coupon Principal Protected Notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked to a single common stock or a basket of common stocks, which we refer to as the Basket. We refer to the single common stock and each of the common stocks included in the Basket as a Reference Stock and collectively as the Reference Stocks. As used in this product supplement, the term "common stock" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares ("ADSs"). If a Reference Stock is an ADS, the term "issuer" refers to the issuer of the shares underlying such ADS. We refer to the common stock represented by an ADS as an "Underlying Stock." The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

The notes will pay interest in the form of Coupon Payments, which may be zero, that will depend on the Stock Performance(s) of the Reference Stock(s). Unless otherwise specified in the relevant terms supplement, the Coupon Rate for each Coupon Payment Date will be a percentage equal to, (i) for notes linked to a single Reference Stock, the Stock Performance of the Reference Stock on the applicable Coupon Determination Date or, (ii) for notes linked to a Basket of Reference Stocks, the sum of the Stock Performance of each Reference Stock on the Coupon Determination Date x the Stock Weighting for such Reference Stock, *provided*, in each case, that the Coupon Rate will not be less than 0%. At maturity, you will receive for each $1,000 principal amount a cash payment equal to $1,000 (or, $1,000 x Partial Principal Protection Percentage, if the relevant terms supplement specifies a Partial Principal Protection Percentage) plus the Minimum Return, if applicable, plus the final Coupon Payment, if any.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. 155-I. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

Coupon Payment

The notes will pay interest in the form of Coupon Payments, which may be zero, that will depend on the Stock Performance of a single Reference Stock or the Stock Performance of each Reference Stock in a Basket, as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the "Coupon Payment" per $1,000 principal amount note payable on each Coupon Payment Date will equal $1,000 x Coupon Rate. Each Coupon Payment will be paid to the holders of record at the close of business on the date 15 calendar days prior to that Coupon Payment Date, whether or not such fifteenth calendar day is a business day, unless otherwise specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the "Coupon Rate" for each Coupon Payment Date will be a percentage equal to, (i) for notes linked to a single Reference Stock, the Stock Performance of the Reference Stock on the applicable Coupon Determination Date or, (ii) for notes linked to a Basket of Reference Stocks, the sum of the Stock Performance of each Reference Stock on the Coupon Determination Date x the Stock Weighting for such Reference Stock, *provided*, in each case, that the Coupon Rate will not be less than 0%.

The "Coupon Payment Dates" will be as specified in the relevant terms supplement, *provided* that the final Coupon Payment Date will be the maturity date. If, due to a market disruption event or otherwise, a Coupon Determination Date (other than the final Coupon Determination Date) is postponed so that it falls less than three business days prior to the applicable scheduled Coupon Payment Date, such Coupon Payment Date will be postponed to the third business day following such Coupon Determination Date, as postponed, and the applicable Coupon Payment will be made on such Coupon Payment Date, as postponed, with the same force and effect as if such Coupon Payment Date had not been postponed, but no additional interest will accrue or be payable as a result of the delayed payment. If the maturity date is adjusted as the result of a market disruption event, the final Coupon Payment due on the maturity date will be made on the maturity date as adjusted, with the same force and effect as if the maturity date had not been adjusted, but no additional interest will accrue or be payable as a result of the delayed payment. If any day on which a payment of interest or principal is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, but no additional interest will accrue as a result of the delayed payment.

The "Coupon Determination Date" for each Coupon Payment Date will be the third business day before such Coupon Payment Date, subject to adjustment as described below.

The "Stock Performance" for a Reference Stock on any Coupon Determination Date will be:

(1) if the Stock Return on such day is greater than the Stock Return Threshold, the Coupon Cap, or

(2) if the Stock Return on such day is less than or equal to the Stock Return Threshold, the Stock Return, or, if applicable, the Stock Return Floor.

The Stock Performance for a Reference Stock may be positive, zero, or negative.

The "Stock Return Threshold" will be a percentage as specified in the relevant terms supplement.

The "Coupon Cap" will be a percentage as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, with respect to a Reference Stock, on any trading day, the "Stock Return," as calculated by the calculation agent, is the percentage change in the closing price of one share of such Reference Stock calculated by comparing the Initial Share Price to the Final Share Price of such Reference Stock. The relevant terms supplement will specify the manner in which the Initial Share Price and the Final Share Price are determined. The Stock Return, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Stock Return} = \frac{\text{Final Share Price} - \text{Initial Share Price (or Strike Price, if applicable)}}{\text{Initial Share Price (or Strike Price, if applicable)}}$$

If applicable, with respect to each Reference Stock, the "Stock Weighting" will be a fixed percentage or fraction as specified in the relevant terms supplement, provided that the sum of the Stock Weightings for all Reference Stocks will equal 100% or 1, as applicable. The relevant terms supplement will specify either (i) the weight of each Reference Stock in the Basket, which will be fixed for the term of the notes, or (ii) the manner in which the weight of each Reference Stock will be determined. For example, if the relevant terms supplement specifies that Reference Stock A is weighted to compose 18% of the value of the Basket, the Stock Weighting for Reference Stock A is 18%. Alternatively, the relevant terms supplement may specify that, for a Basket consisting of two Reference Stocks, the Reference Stock with the greater Stock Return on the a Coupon Determination Date will make up 70% of the value of the Basket, and the Reference Stock with the lesser Stock Return on such Coupon Determination Date will make up 30% of the value of the Basket.

Unless otherwise specified in the relevant terms supplement, with respect to each Reference Stock, the "Initial Share Price" means the closing price of one share of such Reference Stock on the pricing date or such other date as specified in the relevant terms supplement divided by the Share Adjustment Factor of such Reference Stock. The Initial Share Price for each Reference Stock is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See "General Terms of Notes — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, with respect to each Reference Stock, the "Final Share Price" means the closing price of one share of such Reference Stock on the applicable Coupon Determination Date.

With respect to a Reference Stock, the relevant terms supplement may specify a share price other than the Initial Share Price to be used for calculating the Stock Return, which we refer to as a Strike Price. The Strike Price, if any, for a Reference Stock will be specified in the relevant terms supplement to be equal to either (a) a percentage of the closing price of one share of such Reference Stock as of a specified date, or (b) a fixed amount determined without regard to the closing price of one share of such Reference Stock as of a particular date, in each case divided by the Share Adjustment Factor. For example, the relevant terms supplement may specify that the Strike Price for each Reference Stock will be equal to 95% of the closing price of one share of such Reference Stock on the pricing date divided by the applicable Share Adjustment Factor.

Unless otherwise specified in the relevant terms supplement, with respect to each Reference Stock, the "Share Adjustment Factor" will be set initially at 1.0, subject to adjustment upon the occurrence of certain events affecting such Reference Stock. See "General Terms of Notes — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, the "pricing date" means the day we price the notes for initial sale to the public.

Unless otherwise specified in the relevant terms supplement, with respect to each Reference Stock, the "closing price" for one share of such Reference Stock (or one unit of any other security for which a closing price must be determined) on any trading day means:

- if such Reference Stock (or any such other security) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of The NASDAQ Stock Market, the official closing price), of the principal trading session on such day on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on which such Reference Stock (or any such other security) is listed or admitted to trading,

- if such Reference Stock (or any such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service (or any successor service) operated by the Financial Industry Regulatory Authority (the "FINRA") (the "OTC Bulletin Board"), the last reported sale price of the principal trading session on the OTC Bulletin Board on such day,

- with respect to any such other security, if such security is issued by a foreign issuer and its closing price cannot be determined as set forth in the two bullet points above, and such security is listed or admitted to trading on a non-U.S. securities exchange or market, the last reported sale price, regular way, of the principal trading session on such day on the primary non-U.S. securities exchange or market on which security is listed or admitted to trading, or

- otherwise, if none of the above circumstances is applicable, the mean, as determined by the calculation agent, of the bid prices for such Reference Stock (or any such other security) obtained from as many dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent. Bids of any of our affiliates may be included in the calculation of such mean, but only to the extent that any such bid is not the highest or lowest of the bids obtained.

Unless otherwise specified in the relevant terms supplement, a "trading day" is, with respect to each Reference Stock, a day, as determined by the calculation agent, on which trading is generally conducted on the New York Stock Exchange (the "NYSE"), the American Stock Exchange LLC (the "AMEX"), The NASDAQ Stock Market (the "NASDAQ"), the Chicago Mercantile Exchange Inc., the Chicago Board Options Exchange, Incorporated and in the over-the-counter market for equity securities in the United States or, with respect to a security issued by a foreign issuer that is not listed or admitted to trading on a U.S. securities exchange or market, a day, as determined by the calculation agent, on which trading is generally conducted on the primary non-U.S. securities exchange or market on which such security is listed or admitted to trading.

Payment at Maturity

Unless otherwise specified in the relevant terms supplement, at maturity, you will receive a cash payment for each $1,000 principal amount note of $1,000 (or, $1,000 x Partial Principal Protection Percentage, if the relevant terms supplement specifies a Partial Principal Protection Percentage) plus the Minimum Return, if applicable, plus the final Coupon Payment, if any.

The "Partial Principal Protection Percentage" will be a percentage less than 100%, as specified in the relevant terms supplement.

The "Minimum Return," if applicable, will be a fixed dollar amount as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, a "business day" is any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

The maturity date for the notes will be set forth in the relevant terms supplement. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event or otherwise, the final Coupon Determination Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the final Coupon Determination Date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of Notes — Market Disruption Events."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable at maturity and on the Coupon Payment Dates with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

Notes with a maturity of more than one year

If a Coupon Determination Date is not a trading day with respect to any Reference Stock, or if there is a market disruption event with respect to any Reference Stock on such Coupon Determination Date (any such Reference Stock affected by a non-trading day or a market disruption event, a "Disrupted Reference Stock"), the applicable Coupon Determination Date will be postponed to the immediately succeeding trading day for any such Disrupted Reference Stock during which no market disruption event for such Disrupted Reference Stock shall have occurred or be continuing; *provided* that, for notes linked to a Basket, for purposes of determining the Coupon Rate for the relevant Coupon Payment Date, the Stock Return for each Reference Stock on such Coupon Determination Date, as postponed, will be determined using (1) with respect to the Disrupted Reference Stock, the closing price of one share of such Disrupted Reference Stock on such Coupon Determination Date, as postponed, or (2) with respect to any other Reference Stock, the closing price of one share of such Reference Stock on the originally scheduled Coupon Determination Date. In no event, however, will any Coupon Determination Date be postponed more than ten business days following the date originally scheduled to be such Coupon Determination Date. If the tenth business day following the date originally scheduled to be the applicable Coupon Determination Date is not a trading day with respect to any Disrupted Reference Stock, or if there is a market disruption event with respect to any Disrupted Reference Stock on such tenth business day, the closing price of such Disrupted Reference Stock on such Coupon Determination Date will be determined by the calculation agent in good faith based on its assessment of the market value of such Disrupted Reference Stock on that tenth business day.

Notes with a maturity of not more than one year

If a Coupon Determination Date is not a trading day with respect to any Reference Stock, or if there is a market disruption event with respect to any Reference Stock on such Coupon Determination Date (any such Reference Stock affected by a non-trading day or a market disruption event, a "Disrupted Reference Stock"), the applicable Coupon Determination Date will be postponed to the immediately succeeding trading day for any such Disrupted Reference Stock during which no market disruption event for such Disrupted Reference Stock shall have occurred or be continuing; *provided* that, for notes linked to a Basket, for purposes of determining the Coupon Rate for the relevant Coupon Payment Date, the Stock Return for each Reference Stock on such Coupon Determination Date, as postponed, will be determined using (1) with respect to the Disrupted Reference Stock, the closing price of one share of such Disrupted Reference Stock on such Coupon Determination Date, as postponed, or (2) with respect to any other Reference Stock, the closing price of one share of such Reference Stock on the originally scheduled Coupon Determination Date. In no event, however, will any Coupon Determination Date be postponed more than ten business days following the date originally scheduled to be such Coupon Determination Date; *provided* that no Coupon Determination Date, as postponed, will produce a maturity date more than one year (counting for this purpose either the issue date or the maturity date, but not both) after the issue date (the last date that could serve as the final Coupon Determination Date without causing the maturity date to be more than one year after the issue date, the "Final Disrupted Determination Date"). If the tenth business day following the date originally scheduled to be the applicable Coupon Determination Date is not a trading day with respect to any Disrupted Reference Stock, or if there is a market disruption event with respect to any Disrupted Reference Stock on such tenth business day, the closing price of such Disrupted Reference Stock on such Coupon Determination Date will be determined by the calculation agent in good faith based on its assessment of the market value of such Disrupted Reference Stock on that tenth business day.

Notwithstanding the foregoing, if any Coupon Determination Date has been postponed to the Final Disrupted Determination Date (treating any such Coupon Determination Date that is not the final Determination Date as if it were the final Coupon Determination Date), and such Final Disrupted Determination Date is not a trading day, or if there is a market disruption event on such Final Disrupted Determination Date, the closing price of such Disrupted Reference Stock on such Final Disrupted Determination Date will be determined by the calculation agent in good faith based on its assessment of the market value of such Disrupted Reference Stock on such Final Disrupted Determination Date. **For the avoidance of doubt, in no event will any Coupon Determination Date occur after the Final Disrupted Determination Date.**

RISK FACTORS

Your investment in the notes will involve certain risks. The notes may not pay interest and do not guarantee any return of principal prior to maturity unless otherwise specified in the relevant terms supplement. Investing in the notes is not equivalent to investing directly any one or more of the Reference Stock(s). In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.**

The notes differ from conventional debt securities.

Although the notes provides for the payment of interest in the form of Coupon Payments, each Coupon Payment will be based on the performance of the Reference Stock(s). The Coupon Rate for each Coupon Payment Date will depend on the Stock Return of each Reference Stock on the applicable Coupon Determination Date and will not exceed the Coupon Cap or be less than zero. At maturity, you will receive only $1,000 (or $1,000 x Partial Principal Protection Percentage, if the relevant terms supplement specifies a Partial Principal Protection Percentage), plus the Minimum Return, if applicable, plus the final Coupon Payment, if any, for each $1,000 principal amount note. You will receive no other return on your investment other than the Coupon Payments, if any, paid over the term of the notes. Therefore, the return on your investment in the notes may be less than the amount that would be paid on an ordinary debt security. The Coupon Payments, paid over the term of the notes may not compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

You may not receive any Coupon Payments on your notes.

You may receive a Coupon Payment on a Coupon Payment Date only if the Stock Return of at least one Reference Stock on the applicable Coupon Determination Date is greater than 0%. For notes linked to a single Reference Stock, if the Stock Return of the Reference Stock on the applicable Coupon Determination Date is greater than a specified percentage, which we refer to as the Stock Return Threshold, the Coupon Rate will be equal to the Coupon Cap; otherwise, the Coupon Rate will be equal to such Stock Return (which may be 0%) or the Stock Return Floor, if applicable. If the Stock Return is less than or equal to 0% on each Coupon Determination Date and a Stock Return Floor is not applicable, no Coupon Payment will be paid over the term of the notes.

For notes linked to a Basket, even if the Stock Return of at least one Reference Stock on the applicable Coupon Determination Date is greater the Stock Return Threshold, you may not receive any Coupon Payment if the Stock Returns of one or more other Reference Stocks on the applicable Coupon Determination Date is less than the Stock Return Threshold. Because the Stock Returns may be positive, zero or negative, if the Stock Returns of one or more Reference Stocks are less than the Stock Return Threshold, any negative Stock Return will offset some or all of the positive contribution to the Coupon Rate, if any, from another Reference Stock. Under these circumstances, you may not receive any Coupon Payment on a Coupon Payment Date. In addition, there will be no Coupon Payment on a Coupon Payment Date if no Stock Return is greater than 0% on the applicable Coupon Determination Date and a Stock Return Floor is not applicable.

If no Coupon Payment is paid over the term of the notes, you will receive no return on your investment and at maturity you will receive only $1,000 (or $1,000 x Partial Principal Protection Percentage, if the relevant terms supplement specifies a Partial Principal Protection Percentage) for each $1,000 principal amount note, unless a Minimum Return applies.

The historical prices of each Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Reference Stocks on each Coupon Determination Date.

Your investment in the notes may result in a loss if a Partial Principal Protection Percentage is applicable.

If the relevant terms supplement specifies that a Partial Principal Protection Percentage will apply to the notes, your payment at maturity (other than the final Coupon Payment, if any) will be an amount that is less than $1,000 for each $1,000 principal amount note. For notes with partial principal protection, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 x the Partial Principal Protection Percentage, plus the Minimum Return, if applicable, plus the final Coupon Payment, if any. If the sum of the Coupon Rates for each Coupon Payment Date is less than the difference between 100% and the Partial Principal Protection Percentage, you total payment over the term of the notes will be less than $1,000 for each $1,000 principal amount note, unless a Minimum Return applies.

The appreciation potential of the notes will be limited by the Coupon Cap.

The appreciation potential of the notes is limited by the Coupon Cap. For example, if the Coupon Cap equals 12%, the appreciation potential of the notes on each Coupon Determination Date is limited to a return on the notes of 12%. On each Coupon Determination Date, even if one or more of the Stock Returns is greater than 12%, the Coupon Rate will not exceed 12%. If the Stock Return of a Reference Stock on a Coupon Determination Date is greater than the Stock Return Threshold, the Stock Performance is limited to the Coupon Cap, which is a fixed percentage as specified in the relevant terms supplement, even if the actual appreciation of such Reference Stock is greater than such Coupon Cap and the Coupon Rate will not be determined by reference to the actual performance of such Reference Stock. Your return on each Coupon Payment Date will be limited regardless of the actual appreciation of the closing price of the Reference Stock(s), which may be significant. Therefore your return may be less than the return you would have otherwise received if you had invested directly in the Reference Stock(s) or contracts relating to the Reference Stock(s) for which there is an active secondary market. Under these circumstances, your return on each Coupon Payment Date will not reflect any potential increase in the Reference Stock(s) of greater than the Coupon Cap on any Coupon Determination Date.

For notes linked to a Basket, the Reference Stocks may not be equally weighted.

For notes linked to a Basket of two or more Reference Stocks, each of which may have a different weight in determining the value of the Basket, depending on the Stock Weightings specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Basket is composed of three Reference Stocks (Reference Stock A, Reference Stock B and Reference Stock C), and that their Stock Weightings are 20%, 30% and 50%, respectively. One consequence of such an unequal weighting is that the same percentage change in two of the Reference Stocks may have different effects on the Coupon Rate on each Coupon Payment Date. In the example above, since the Stock Weighting for the Reference Stock B is greater than the Stock Weighting for Reference Stock A, a 5% decrease in Reference Stock B will have a greater effect on the on the Coupon Payment on each Coupon Payment Date than a 5% decrease in the Reference Stock A.

For notes linked to a Basket, the weight of each Reference Stock may be determined on a date other than the pricing date.

For notes linked to a Basket, if so specified in the relevant terms supplement, the weight of each Reference Stock in the Basket may be determined on a date or dates other than the pricing date. For example, the relevant terms supplement may specify that, with respect to any Coupon Payment Date, the weights of the Reference Stocks in the Basket will be determined based on the relative magnitude of the Stock Return of each Reference Stock on each Coupon Determination Date. As a result, if the relevant terms supplement so specifies, you will not know the weight assigned to each Reference Stock until a date later than the pricing date, and you may not know the weight assigned to each Reference Stock in the Basket prior to the any applicable Coupon Determination Date.

For notes linked to a Basket, changes in the closing prices of the Reference Stocks may offset each other.

For notes that are linked to a Basket, the Basket will be composed of two or more Reference Stocks. Price movements in the Reference Stocks may change such that the Stock Returns for the Reference Stocks on any Coupon Determination Date may not correlate with each other. At a time when the closing price(s) of one or more of the Reference Stocks increases, the closing prices of the other Reference Stocks may not increase as much or may even decline in value. Therefore, in calculating the Coupon Rate for any Coupon Payment Date, any positive contribution from a Reference Stock with a Stock Return that is greater than the Stock Return Threshold may be moderated, or more than offset, by declines in the closing price(s) of the other Reference Stock(s), particularly if the Reference Stock(s) that appreciate are of a relatively low weight in the Basket. There can be no assurance that the Stock Return for any Reference Stock included in the Basket will be greater than the Stock Return Threshold.

You will have no ownership rights in the Reference Stock(s).

Investing in the notes is not equivalent to investing in the Reference Stock(s). As an investor in the notes, you will not have any ownership interest or rights in the Reference Stock(s), such as voting rights, dividend payments or other distributions. If the notes are linked to non-U.S. equity securities issued through depositary arrangements like ADSs, you will not have the rights of owners of such ADSs or the applicable Underlying Stock(s).

Your return on the notes will not reflect dividends on the Reference Stock(s).

Your return on the notes will not reflect the return you would realize if you actually owned the Reference Stock(s) and received the dividends paid on the Reference Stock(s). This is because the calculation agent will calculate the amount payable to you on each Coupon Payment Date by reference to the Final Share Price for the Reference Stock(s) on the applicable Coupon Determination Date. The Final Share Price for the Reference Stock(s) on each Coupon Determination Date reflects the closing price(s) of the Reference Stock(s) without taking into consideration the value of dividends paid on such Reference Stock(s).

We have no affiliation with the issuer(s) of the Reference Stock(s).

Unless otherwise specified in the relevant terms supplement, the issuer(s) of the Reference Stock(s) are not affiliate(s) of ours and will not be involved in any of our offerings of notes pursuant to this product supplement in any way. Consequently, we have no control over the actions of the issuer(s) of the Reference Stock(s), including any corporate actions of the type that would require the calculation agent to adjust the payment to you at maturity. The issuer(s) of the Reference Stock(s) have no obligation to consider your interest as an investor in the notes in taking any corporate actions that might affect the value of your notes. None of the money you pay for the notes will go to the issuer(s) of the Reference Stock(s).

In addition, unless otherwise specified in the relevant terms supplement, as we will not be affiliated with the issuer(s) of the Reference Stock(s), we do not assume any responsibility for the adequacy of the information about the Reference Stock(s) or their issuer(s) contained in this product supplement, any terms supplement or in any of the Reference Stock issuer(s)' publicly available filings. We are not responsible for such issuer(s)' public disclosure of information on themselves or the Reference Stocks, whether contained in Securities and Exchange Commission, which we refer to as the SEC, filings or otherwise. As an investor in the notes, you should make your own investigation into the Reference Stock(s).

Correlation of performances among the Reference Stocks may reduce the performance of the notes.

Performances among the Reference Stocks may become highly correlated from time to time during the term of the notes, including, but not limited to, a period in which there is a substantial decline in the primary securities markets for the Reference Stocks. High correlation during periods of negative returns among the Reference Stocks could cause the Coupon Payments to be zero and reduce the value of the notes.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market for the notes, it may not provide enough liquidity to allow you to trade or sell the notes easily.

J.P. Morgan Securities Inc., or JPMSI, may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI. is willing to buy the notes. If at any time JPMSI or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

The Final Share Price for a Reference Stock on a Coupon Determination Date may be less than the Initial Share Price for such Reference Stock than at other times during the term of the notes.

With respect to a Reference Stock, because its Final Share Price on a Coupon Determination Date is calculated based on the closing price of one share of such Reference Stock on such day, the closing price of one share of such Reference Stock at various other times during the term of the notes could be higher than the Final Share Price on any Coupon Determination Date. This difference could be particularly large if there is a significant increase in the closing price of such Reference Stock before and/or after any Coupon Determination Date or if there is a significant decrease in the closing price of such Reference Stock around the time of any Coupon Determination Date or if there is significant volatility in the closing price of such Reference Stock during the term of the notes (especially on dates near the Coupon Determination Date(s). For example, if there is a broad-based increase in the closing prices of the Reference Stocks during the initial part of the period between one Coupon Determination Date and the next Coupon Determination Date (the "Determination Period") or such closing prices remain relatively constant during the initial term of the Determination Period and then decrease below their respective Initial Share Prices, the Final Share Prices may be significantly less than if they were calculated on a date earlier than such Coupon Determination Date. Under these circumstances, you total payment on the notes may be less than you would have received if you had invested directly in the Reference Stock(s) or contracts relating to the Reference Stock(s) for which there is an active secondary market.

The notes are not designed to be short-term trading instruments.

The notes are not designed to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the closing price of any one or more of the Reference Stocks has appreciated since the date of the issuance of the notes. The potential returns described in the relevant terms supplement assume that your notes are held to maturity.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the price of the Reference Stock(s) and interest rates on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the price of the Reference Stock(s). The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected frequency and magnitude of changes in the market prices of the Reference Stock(s);

- the time remaining to maturity of the notes;

- the dividend rate paid on the Reference Stock(s) (while not paid to the holders of the notes, dividend payments on the Reference Stock(s) may influence the market prices of the Reference Stock(s) and the market value of options on the Reference Stock(s) and therefore affect the market value of the notes;

- the correlation of performances of Reference Stocks forming a Basket;

- interest and yield rates in the market generally;

- economic, financial, political, regulatory or judicial events that affect the Reference Stock(s) or stock markets generally and which may affect the closing prices of the Reference Stock(s) on any Coupon Determination Date;

- If a Reference Stock is an ADS, the exchange rate and volatility of the exchange rate between the U.S. dollar and the currency of the country in which the applicable Underlying Stock is traded;

- the occurrence of certain events affecting the issuer of a Reference Stock that may or may not require an adjustment to the applicable Share Adjustment Factor, including a merger or acquisition or in the case of an ADS, the selection of a Successor Reference Stock

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors will influence the price you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You may have to sell your notes at a substantial discount from the principal amount if the Final Share Price(s) for one or more of the Reference Stock(s) are at or below their respective Initial Share Prices, or have increased above their respective Initial Share Prices by more than the Coupon Cap.

You cannot predict the future performance of any Reference Stock based on its historical performance. The value of one or more Reference Stocks may decrease such that you may not receive any return on your investment. There can be no assurance that the Final Share Price of each Reference Stock on each Coupon Determination Date will not be less than the applicable Initial Share Price so that you will receive one or more Coupon Payments over the term of the notes.

The inclusion in the original issue price of each agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity will be based on the applicable principal amount of your notes as described in the relevant terms supplement, the original issue price of the notes includes each agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. Such agent's commission includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by JPMSI, as a result of such compensation or other transaction costs.

If the market value of a Reference Stock changes, the market value of your notes may not change in the same manner.

Owning the notes is not the same as owning the Reference Stocks. Accordingly, changes in the market value of a Reference Stock may not result in a comparable change in the market value of the notes. If the closing price of a Reference Stock increases above its Initial Share Price on any Coupon Determination Date, the value of the notes may not increase comparably, if at all. It is also possible for the value of the Reference Stock(s) to increase moderately while the value of the notes declines.

In addition, when the Final Share Price(s) of the Reference Stock(s) increase from their respective Initial Share Prices by more than the Coupon Cap, the market value of the notes will likely decline to reflect, among a number of factors, that your Coupon Payment on such Coupon Payment Date will be less than the return you may otherwise receive with a direct investment in the Reference Stock(s).

We or one of our affiliates may serve as the depositary for the American Depositary Shares representing the common stock of the issuer.

We or one of our affiliates may serve as depositary for some foreign companies that issue ADSs. If a Reference Stock is an ADS, and we or one of our affiliates serves as depositary for such ADSs, our or such affiliates' interests, as depositary for the ADSs, may be adverse to your interests as a holder of the notes.

If a Reference Stock is an ADS, fluctuations in exchange rates will affect your investment.

There are significant risks related to an investment in a note that is linked, in whole or in part, to the ADSs of one or more foreign issuers, which are quoted and traded in U.S. dollars, each representing an Underlying Stock that is quoted and traded in a foreign currency. The ADSs, which are quoted and traded in U.S. dollars, may trade differently from the applicable Underlying Stock(s). In recent years, the rates of exchange between the U.S. dollar and some other currencies have been highly volatile and this volatility may continue in the future. These risks generally depend on economic and political events over which we have no control. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur during the term of the notes. Changes in the exchange rate between the U.S. dollar and a foreign currency may affect the U.S. dollar equivalent of the price of the Underlying Stock on non-U.S. securities markets and, as a result, may affect the market price of the ADS, which may consequently affect the value of the notes.

We have no control over exchange rates.

Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar and to each other. However, from time to time governments and, in the case of countries using the euro, the European Central Bank, may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in a note that is linked , in whole or in part, to the ADSs of one or more foreign issuers, which are quoted and traded in U.S. dollars, representing an Underlying Stock that is quoted and traded in a foreign currency.

We will not make any adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the U.S. dollar or any relevant foreign currency. You will bear those risks.

If a Reference Stock is an ADS, an investment in the notes is subject to risks associated with non-U.S. securities markets.

An investment in the notes linked, in whole or in part, to the value of the ADSs of one or more foreign issuers representing interests in non-U.S. equity securities involves risks associated with the securities markets in those countries where the relevant non-U.S. equity securities are traded, including risks of markets volatility, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

Some or all of these factors may influence the price of the ADSs. The impact of any of these factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the ADSs based on their historical performance. The value of the ADSs may decrease such that you may not receive any return of your investment.

There are important differences between the rights of holders of ADSs and the rights of holders of the common stock of the foreign company.

If your note is linked, in whole or in part, to the performance of the ADSs of one or more foreign issuers, you should be aware that your note is linked, in whole or in part, to the prices of the ADSs and not to the applicable Underlying Stock(s), and there exist important differences between the rights of holders of ADSs and the Underlying Stock(s). Each ADS is a security evidenced by American Depositary Receipts that represents a specified number of shares of common stock of a foreign issuer. Generally, the ADSs are issued under a deposit agreement, which sets forth the rights and responsibilities of the depositary, the foreign issuer and holders of the ADSs, which may be different from the rights of holders of common stock of the foreign issuer. For example, the foreign issuer may make distributions in respect of its common stock that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and holders of the applicable Underlying Stock may be significant and may materially and adversely affect the value of the notes.

In some circumstances, your payment on the notes may be based on the common stock (or ADS, as applicable) of another company and not the Reference Stock.

Following certain corporate events relating to the issuer of a Reference Stock (other than a Reference Stock that is an ADS), such as a stock-for-stock merger where such issuer is not the surviving entity or a merger event where holders of a Reference Stock would receive all cash or a distribution of property with respect to such Reference Stock, the Coupon Payments you may receive may be based on the common stock of a successor to such Reference Stock issuer or any cash or any other assets distributed to holders of such Reference Stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the notes. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting Exchange Property (as described below) in the section of this product supplement called "General Terms of Notes — Reorganization Events and ADS Delisting or Termination Events — Reorganization Events Affecting a Reference Stock That Is Not an ADS."

In addition, if a Reference Stock is an ADS and if that ADS is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act, or included in the OTC Bulletin Board, or if the ADS facility between the issuer of the Underlying Stock and the ADS depositary is terminated for any reason (which we refer to as an ADS Delisting or Termination Event), or following certain corporate events relating to the issuer of the relevant Underlying Stock (such as a stock-for-stock merger where such issuer is not the surviving entity or a merger event where holders of such ADS would receive all cash or a distribution of property with respect to such ADS), the calculation agent will have the option to either (a) replace that ADS with a Successor Reference Stock, which will be (i) the ADS of a company selected from among the ADSs of three companies (which may include the original ADS, so long as it meets the other conditions described below) organized in, or with its principal executive office located in, the country in which the issuer of that original ADS is organized, or has its principal executive office, and that are then registered to trade on the NYSE or the NASDAQ with the same primary SIC Code as that original ADS that, in the sole discretion of the calculation agent, is the most comparable to that original ADS (prior to the ADS Delisting or Termination Event or such corporate event, as applicable), taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility or (ii) in certain circumstances, the ADS of a company that is organized in, or with its principal executive office located in, the country in which the issuer of the original ADS is organized, or has its principal executive office that is then registered to trade on the NYSE or the NASDAQ and that, in the sole discretion of the calculation agent, is the most comparable to the original ADS, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility and that is within the same Division and Major Group classification (as defined by the Office of Management and Budget) as the primary SIC Code for the original ADS or (iii) in certain circumstances, the common stock of a company that is then registered to trade on the NYSE or the NASDAQ with the same primary SIC Code as the original ADS that in the sole discretion of the calculation agent, is the most comparable to the original ADS, taking into account such factors as the calculation agent deems relevant including, without limitation, market capitalization, dividend history and stock price volatility or (b) deem the Underlying Stock to be such Reference Stock. You should read the section of this product supplement entitled "General Terms of Notes — Reorganization Events and ADS Delisting or Termination Events — Delisting of ADSs, Termination of ADS Facility or Reorganization Events Affecting a Reference Stock that is an ADS" for more information. Replacing the original ADS serving as the Reference Stock with another ADS or deeming the Underlying Stock to be the Reference Stock may materially and adversely affect the value of the notes.

Anti-dilution protection is limited.

The calculation agent will make adjustments to the Share Adjustment Factor for a Reference Stock, which will be set initially at 1.0, for certain adjustment events (as described below) affecting such Reference Stock, including stock splits and certain corporate actions. The calculation agent is not required, however, to make such adjustments in response to all corporate actions, including if the issuer of such Reference Stock or another party makes a partial tender or partial exchange offer for such Reference Stock. If such a dilution event occurs and the calculation agent is not required to make an adjustment, the value of the notes may be materially and adversely affected. See "General Terms of Notes — Anti-Dilution Adjustments" for further information.

We may exercise any and all rights we may have as a lender to or a security holder of the issuer of a Reference Stock.

If we or any of our affiliates are lenders to, or hold securities of, the issuer of a Reference Stock, we will have the right, but not the obligation, to exercise or refrain from exercising our rights as a lender to, or holder of securities of such issuer. Any exercise of our rights as a lender or holder of securities of the issuer of a Reference Stock, or our refraining from such exercise, will be made without regard to your interests and could affect the value of the notes.

We or our affiliates may have adverse economic interests to the holders of the notes.

JPMSI and other affiliates of ours may trade one or more of the Reference Stock(s) and other financial instruments related to one or more of the Reference Stock(s) on a regular basis, for their accounts and for other accounts under their management. JPMSI and these affiliates may also underwrite or assist unaffiliated entities in the issuance or underwriting of one or more of the Reference Stock(s) and may issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to one or more of the Reference Stock(s). To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the prices of one or more of the Reference Stock(s) and, accordingly, could affect the value of the notes and the amount, if any, payable to you on any Coupon Payment Date.

We or our affiliates may currently or from time to time engage in business with the issuers of one or more of the Reference Stock(s), including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the issuer(s) of one or more of the Reference Stock(s), and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the issuer(s) of one or more of the Reference Stock(s). Any prospective purchaser of notes should undertake an independent investigation of the issuer(s) of the Reference Stock(s) as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to one or more of the Reference Stock(s). By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may have hedged our obligations under the notes through certain affiliates, who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

JPMSI, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Share Price(s), the Strike Price(s), if applicable, the Final Share Price(s), the Stock Return(s), the Stock Performance(s), the Coupon Rate for each Coupon Payment Date, anti-dilution adjustments, Reorganizing Event adjustments affecting a Reference Stock that is not an ADS, and the Coupon Payment, if any, that we will pay you on each Coupon Payment Date and the amount we will pay you at maturity. The calculation agent will also determine whether to select and, if it determines to do so, select, a Successor Reference Stock if an ADS Delisting or Termination Event or a Reorganization Event affecting a Reference Stock that is an ADS has occurred. In addition, the calculation agent will determine whether there has been a market disruption event and whether a day is a Coupon Payment Date. The calculation agent will also determine the closing price of a Reference Stock if a Coupon Determination Date has been postponed for ten business days due to a market disruption event or a non-trading day with respect to such Reference Stock. In performing these duties, JPMSI may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where JPMSI, as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the closing price of each Reference Stock on any Coupon Determination Date and each Coupon Payment. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Coupon Determination Dates and the maturity date will be postponed and your return will be adversely affected. Moreover, if any Coupon Determination Date is postponed to the last possible day and the closing price of a Reference Stock is not available on that day because of a market disruption event or if such day is not a trading day, the calculation agent will nevertheless determine the Final Share Price for such Reference Stock(s) for such day in good faith based upon its assessment of the market value of such Reference Stock on that last possible day. See "General Terms of the Notes — Market Disruption Events."

Generally, if the term of the notes is not more than one year, the notes will be treated as short-term debt instruments for U.S. federal income tax purposes.

Generally, if the term of the notes is not more than one year (including either the issue date or the last possible date that the notes could be outstanding, but not both), the notes will be treated as "short-term" debt instruments for U.S. federal income tax purposes. No statutory, judicial or administrative authority directly addresses the treatment of notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 155-I and consult your tax adviser regarding your particular circumstances.

Generally, if the term of the notes is more than one year, the notes will be contingent payment debt instruments for U.S. federal income tax purposes.

Generally, if the term of the notes is more than one year (including either the issue date or the last possible date the notes could be outstanding, but not both), unless otherwise specified in the relevant terms supplement, the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. As a result, you will generally be required to recognize interest income in each year at a "comparable yield," even though we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes and the projected amount of stated interest, if any, will reduce your basis in the notes. Generally, amounts received at maturity or on earlier sale or exchange in excess of your basis will be treated as additional interest income while any loss will generally be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income) with the balance treated as capital loss, which may be subject to limitations. Losses may be subject to special reporting requirements. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 155-I and consult your tax adviser regarding your particular circumstances.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

We cannot assure you that the public information provided on the issuer(s) of the Reference Stock(s) is accurate or complete.

All disclosures contained in the relevant terms supplement regarding the issuer(s) of the Reference Stock(s) will be derived from publicly available documents and other publicly available information. We have not participated, and will not participate, in the preparation of such documents or made any due diligence inquiry with respect to the issuer(s) of the Reference Stock(s) in connection with the offering of the notes. We do not make any representation that such publicly available documents or any other publicly available information regarding the issuer(s) of the Reference Stock(s) are accurate or complete, and are not responsible for public disclosure of information by the issuer(s) of the Reference Stock(s), whether contained in filings with the SEC or otherwise. Furthermore, we cannot give any assurance that all events occurring prior to the date of the relevant terms supplement, including events that would affect the accuracy or completeness of the public filings of the issuer(s) of the Reference Stock(s) or the value of the Reference Stock(s) (and therefore the Final Share Price(s)), will have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuer(s) of the Reference Stock(s) could affect the amount, if any you will receive on any Coupon Payment Date and, therefore, the trading prices of the notes. Any prospective purchaser of the notes should undertake an independent investigation of the issuer(s) of the Reference Stock(s) as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes and the estimated cost of hedging our obligations under the notes.

Unless otherwise specified in the relevant terms supplement, each agent's commissions will include the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, our projected profit resulting from such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in one or more of the Reference Stock(s) or instruments the value of which is derived from one or more of the Reference Stock(s). While we cannot predict an outcome, such hedging activity or other hedging and investment activities of ours could potentially increase the closing price of one or more Reference Stock(s), and, therefore, effectively establish higher closing prices that the Reference Stock(s) must achieve for you to receive a Coupon Payment on any Coupon Payment Date. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy which may involve taking long or short positions in one or more of the Reference Stock(s) or instruments the values of which are derived from one or more of the Reference Stock(s). Although we have no reason to believe that any of these activities will have a material impact on the prices of the Reference Stock(s) or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder will have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

THE REFERENCE STOCK(S)

In the relevant terms supplement, we will provide summary information regarding the business of the issuer of each Reference Stock based on its publicly available documents. We take no responsibility for the accuracy or completeness of such information.

Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549, and copies of such materials can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information regarding the issuer of each Reference Stock may also be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

This product supplement and the relevant terms supplement relate only to the notes offered thereby and do not relate to the Reference Stock(s) or other securities of the issuers of the Reference Stock(s). We will derive any and all disclosures contained in the relevant terms supplement regarding the issuer(s) of the Reference Stock(s) from the publicly available documents described above. In connection with the offering of the notes, we have not participated, and will not participate, in the preparation of such documents or made any due diligence inquiry with respect to the issuer(s) of the Reference Stock(s). We do not make any representation that such publicly available documents are, or any other publicly available information regarding the issuer(s) of the Reference Stock(s) is, accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading prices of the Reference Stock(s) (and therefore the Final Share Price(s)) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuer(s) of the Reference Stock(s) could affect the payment at maturity with respect to the notes and therefore the trading prices of the note.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Stock(s).

We and/or our affiliates may currently or from time to time engage in business with the issuer(s) of the Reference Stock(s), including extending loans to, or making equity investments in, such issuer(s) or providing advisory services to such issuer(s), including merger and acquisition advisory services. In the course of such business, we and/or our affiliates may acquire non-public information with respect to the Reference Stock(s) or their issuer(s), and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the Reference Stock(s) or their issuer(s), and these reports may or may not recommend that investors buy or hold the Reference Stock(s). As a prospective purchaser of a note, you should undertake an independent investigation of the Reference Stock(s) or their issuer(s) as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

Historical Performance of the Reference Stock(s)

We will provide historical price information on the Reference Stock(s) in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

GENERAL TERMS OF NOTES

Calculation Agent

JPMSI, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Share Price(s), the Strike Price(s), if applicable, the Final Share Price(s), the Stock Return(s), the Stock Performance(s), the Coupon Rate for each Coupon Payment Date, anti-dilution adjustments, Reorganizing Event adjustments affecting a Reference Stock that is not an ADS, and the Coupon Payment, if any, that we will pay you on each Coupon Payment Date and the amount we will pay you at maturity. The calculation agent will also determine whether to select and, if it determines to do so, select, a Successor Reference Stock if an ADS Delisting or Termination Event or a Reorganization Event affecting a Reference Stock that is an ADS has occurred. In addition, the calculation agent will determine whether there has been a market disruption event and whether a day is a Coupon Payment Date. The calculation agent will also determine the closing price of a Reference Stock if a Coupon Determination Date has been postponed for ten business days due to a market disruption event or a non-trading day with respect to such Reference Stock. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity and on each Coupon Payment Date on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date and such Coupon Payment Date, as applicable.

All calculations with respect to the Initial Share Price(s), Strike Price(s), if applicable, Final Share Price(s), Stock Return(s), Stock Performance(s) and Coupon Rates will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, .876545 would be rounded to .87655); all dollar amounts related to determination of the payment per $1,000 principal amount note on a Coupon Payment Date, if any, or at maturity will be rounded to the nearest one ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the calculation agent from calculating the closing price of a Reference Stock on any Coupon Determination Date, and consequently, the Stock Return for purposes of calculating the Coupon Payment, if any, that we will pay you on each Coupon Payment Date and at maturity. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a "market disruption event."

"Market disruption event" means, with respect to each Reference Stock (or any security for which a closing price must be determined):

- the occurrence or existence of a suspension, material limitation or absence of trading of such Reference Stock (or such security) on the Relevant Exchange for such Reference Stock (or such security) for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session on such Relevant Exchange;

- a breakdown or failure in the price and trade reporting systems of the Relevant Exchange for such Reference Stock (or such security) as a result of which the reported trading prices for such Reference Stock (or such security) during the last one-half hour preceding the close of the principal trading session on such Relevant Exchange are materially inaccurate;

- a suspension, material limitation or absence of trading on the primary exchange or market for trading in futures or options contracts related to such Reference Stock (or such security), if available, during the one-half hour period preceding the close of the principal trading session in the applicable exchange or market; or

- a decision to permanently discontinue trading in such related futures or options contracts, in each case as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that any event described above materially interfered with our ability or the ability of any of our affiliates to effect transactions in such Reference Stock or any instrument related to such Reference Stock or to adjust or unwind all or a material portion of any hedge position in such Reference Stock with respect to the notes.

For the purpose of determining whether a market disruption event has occurred:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the Relevant Exchange or the primary exchange or market for trading in futures or options contracts related to such Reference Stock (or such security),

- limitations pursuant to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by the NYSE, any other U.S. self-regulatory organization, the SEC or any other relevant authority of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading, and

- a suspension of trading in futures or options contracts on such Reference Stock (or such security) by the primary exchange or market for trading in such contracts, if available, by reason of:

    - a price change exceeding limits set by such exchange or market,

    - an imbalance of orders relating to such contracts, or

    - a disparity in bid and ask quotes relating to such contracts

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to such Reference Stock (or such security), as determined by the calculation agent in its sole discretion. A "suspension, absence or material limitation of trading" on the primary exchange or market on which futures or options contracts related to such Reference Stock (or such other security) are traded will not include any time when such exchange or market is itself closed for trading under ordinary circumstances.

"Relevant Exchange" means, with respect to a Reference Stock, the primary U.S. exchange or market for trading for such Reference Stock, or with respect to an Underlying Stock, the primary exchange or market for trading for such Underlying Stock.

Anti-Dilution Adjustments

The Share Adjustment Factor, Initial Share Price and Final Share Price for each Reference Stock is subject to adjustment by the calculation agent as a result of the anti-dilution adjustments described in this section.

No adjustments to any Share Adjustment Factor will be required unless such Share Adjustment Factor adjustment would require a change of at least 0.1% in such Share Adjustment Factor then in effect. A Share Adjustment Factor resulting from any of the adjustments specified in this section will be rounded to the nearest one ten-thousandth with five one hundred-thousandths being rounded upward. The calculation agent will not be required to make any adjustments to the Share Adjustment Factor for any Reference Stock after the close of business on the business day immediately preceding the maturity date.

No adjustments to the Share Adjustment Factor for any Reference Stock will be required other than those specified below. The required adjustments specified in this section do not cover all events that could affect the closing price of a Reference Stock on any trading day during the term of the notes. No adjustments will be made for certain other events, such as offerings of common stock by the issuer of a Reference Stock for cash or in connection with acquisitions or otherwise or the occurrence of a partial tender or exchange offer for a Reference Stock by the issuer of such Reference Stock or any third party.

For purposes of these adjustments, except as noted below, if an ADS is serving as a Reference Stock, all adjustments to the Share Adjustment Factor for such Reference Stock will be made as if the applicable Underlying Stock is serving as such Reference Stock. Therefore, for example, if the applicable Underlying Stock is subject to a two-for-one stock split and assuming the Share Adjustment Factor for such Reference Stock is equal to one, the Share Adjustment Factor for such Reference Stock would be adjusted to equal to two. If a Reference Stock is an ADS, the term "dividend" used in this section, with respect to such Reference Stock, will mean, unless we specify otherwise in the relevant terms supplement, the dividend paid by the issuer of the applicable Underlying Stock, net of any applicable foreign withholding or similar taxes that would be due on dividends paid to a U.S. person that claims and is entitled to a reduction in such taxes under an applicable income tax treaty, if available.

If an ADS is serving as a Reference Stock, no adjustment to the applicable ADS price or the applicable Share Adjustment Factor, including those described below, will be made if (1) holders of such ADSs are not eligible to participate in any of the transactions described below or (2) (and to the extent that) the calculation agent determines in its sole discretion that the issuer or the depositary for such ADSs has adjusted the number of shares of the applicable Underlying Stock represented by each such ADS so that such ADS price would not be affected by the corporate event in question. However, to the extent that the number of shares of the applicable Underlying Stock represented by each such ADS is changed for any other reason, appropriate adjustments to the anti-dilution adjustments described herein (which may include ignoring such provision, if appropriate) will be made to reflect such change.

JPMSI, as calculation agent, will be solely responsible for the determination and calculation of any adjustments to the Share Adjustment Factors and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets, including cash, in connection with any corporate event described in this section and its determinations and calculations will be conclusive absent manifest error.

We will, within ten business days following the occurrence of an event that requires an adjustment to any Share Adjustment Factor (other than as a result of a Reorganization Event or an ADS Delisting or Termination Event as described below), or if we are not aware of this occurrence, as soon as practicable after becoming so aware, provide notice to the calculation agent, which will provide written notice to the trustee, which will provide notice to the holders of the notes of the occurrence of this event and, if applicable, a statement in reasonable detail setting forth such adjusted Share Adjustment Factor.

Stock Splits and Reverse Stock Splits

If a Reference Stock is subject to a stock split or reverse stock split, then once any split has become effective, the Share Adjustment Factor relating to such Reference Stock will be adjusted so that the new Share Adjustment Factor will equal the product of:

- the prior Share Adjustment Factor for such Reference Stock, and

- the number of shares that a holder of one share of such Reference Stock before the effective date of that stock split or reverse stock split would have owned or been entitled to receive immediately following the applicable effective date.

Stock Dividends or Distributions

If a Reference Stock is subject to a (i) stock dividend, *i.e.*, issuance of additional shares of such Reference Stock, that is given ratably to all holders of shares of such Reference Stock, or (ii) distribution of shares of such Reference Stock as a result of the triggering of any provision of the corporate charter of the issuer of such Reference Stock, then, once the dividend or distribution has become effective and the shares of such Reference Stock are trading ex-dividend, the Share Adjustment Factor for such Reference Stock will be adjusted so that the new Share Adjustment Factor for such Reference Stock will equal the prior Share Adjustment Factor for such Reference Stock plus the product of:

- the prior Share Adjustment Factor for such Reference Stock, and

- the number of additional shares issued in the stock dividend or distribution with respect to one share of such Reference Stock.

Non-Cash Dividends or Distributions

If the issuer of a Reference Stock distributes shares of capital stock, evidences of indebtedness or other assets or property of the issuer of such Reference Stock to all holders of shares of such Reference Stock (other than (i) dividends, distributions, rights or warrants referred to under "— Stock Splits and Reverse Stock Splits" or "— Stock Dividends or Distributions" above or "— Issuance of Transferable Rights or Warrants" below and (ii) cash distributions or dividends referred to under "— Cash Dividends or Distributions" below), then, once the dividend or distribution has become effective and the shares of such Reference Stock are trading ex-dividend, the Share Adjustment Factor for such Reference Stock will be adjusted so that the new Share Adjustment Factor for such Reference Stock will equal the product of:

- the prior Share Adjustment Factor for such Reference Stock, and

- a fraction, the numerator of which is the Current Market Price of such Reference Stock and the denominator of which is the amount by which such Current Market Price exceeds the Fair Market Value of such distribution.

The "Current Market Price" of a Reference Stock means the closing price of one share of such Reference Stock on the trading day immediately preceding the ex-dividend date of the dividend or distribution requiring an adjustment to the Share Adjustment Factor for such Reference Stock.

The "Fair Market Value" of any such distribution means the value of such distribution on the trading day immediately preceding the ex-dividend date for such distribution, as determined by the calculation agent. If such distribution consists of property traded on the trading day immediately preceding the ex-dividend date on a U.S. national securities exchange, the Fair Market Value will equal the closing price of such distributed property on the trading immediately preceding such ex-dividend date or, if the applicable Reference Stock is an ADS, the Fair Market Value will equal the value of such distributed property on the trading day immediately preceding such ex-dividend date, as determined by the calculation agent.

The "ex-dividend date," with respect to a dividend or other distribution on the Reference Stock, means the first trading day on which transactions in the Reference Stock trade on the Relevant Exchange without the right to receive that dividend or other distribution.

Notwithstanding the foregoing, a distribution on a Reference Stock described in clause (a), (d) or (e) of the section entitled "— Reorganization Events and ADS Delisting or Termination Events " below that also would require an adjustment under this section will not cause an adjustment to the Share Adjustment Factor of such Reference Stock and will only be treated as a Reorganization Event (as defined below) pursuant to clause (a), (d) or (e) under the section entitled "— Reorganization Events and ADS Delisting or Termination Events ." A distribution on a Reference Stock described in the section entitled "— Issuance of Transferable Rights or Warrants" that also would require an adjustment under this section will only cause an adjustment pursuant to the section entitled "— Issuance of Transferable Rights or Warrants."

Cash Dividends or Distributions

If the issuer of a Reference Stock pays dividends or makes other distributions consisting exclusively of cash to all holders of shares of such Reference Stock during any fiscal quarter during the term of the notes, in an aggregate amount that, together with other such cash dividends or distributions made previously during such quarterly fiscal period with respect to which an adjustment to the Share Adjustment Factor for such Reference Stock has not previously been made under this "— Cash Dividends or Distributions" section, exceeds the Dividend Threshold for such Reference Stock, then, once the dividend or distribution has become effective and the shares of such Reference Stock are trading ex-dividend, the Share Adjustment Factor for such Reference Stock will be adjusted so that the new Share Adjustment Factor for such Reference Stock will equal the product of:

- the prior Share Adjustment Factor for such Reference Stock, and

- a fraction, the numerator of which is the Current Market Price of such Reference Stock and the denominator of which is the amount by which such Current Market Price exceeds the aggregate amount in cash per share the issuer of such Reference Stock distributes in such cash dividend or distribution together with any cash dividends or distributions made previously during such quarterly fiscal period with respect to which an adjustment to the Share Adjustment Factor for such Reference Stock has not previously been made under this "— Cash Dividends or Distributions" section to holders of shares of such Reference Stock in excess of the Dividend Threshold for such Reference Stock.

For the avoidance of doubt, the Share Adjustment Factor for a Reference Stock may be adjusted more than once in any particular quarterly fiscal period because of cash dividends or distributions that exceed the Dividend Threshold for such Reference Stock. If the Share Adjustment Factor for such Reference Stock has been previously adjusted in a particular quarterly fiscal period because of cash dividends or distributions that exceed the Dividend Threshold for such Reference Stock, subsequent adjustments will be made if the issuer of such Reference Stock pays cash dividends or makes other distributions during such quarterly fiscal period in an aggregate amount that, together with other such cash dividends or distributions since the last adjustment to the Share Adjustment Factor for such Reference Stock (because of cash dividends or distributions that exceed the Dividend Threshold for such Reference Stock) exceeds the Dividend Threshold for such Reference Stock. Such subsequent adjustments to the Share Adjustment Factor for such Reference Stock will only take into account the cash dividends or distributions during such quarterly fiscal period made since the last adjustment to the Share Adjustment Factor for such Reference Stock because of cash dividends or distributions that exceed the Dividend Threshold for such Reference Stock.

The "Dividend Threshold," with respect to a Reference Stock, is equal to the sum of (x) the immediately preceding cash dividend(s) or other cash distribution(s) paid in the preceding quarterly fiscal period, if any, per share of such Reference Stock plus (y) 10% of the closing price of one share of such Reference Stock on the trading day immediately preceding the ex-dividend date, unless otherwise specified in the relevant terms supplement.

Issuance of Transferable Rights or Warrants

If the issuer of a Reference Stock issues transferable rights or warrants to all holders of shares of such Reference Stock to subscribe for or purchase such Reference Stock, including new or existing rights to purchase such Reference Stock at an exercise price per share less than the closing price of one share of such Reference Stock on both (i) the date the exercise price of such rights or warrants is determined and (ii) the expiration date of such rights and warrants pursuant to a shareholder's rights plan or arrangement, and if the expiration date of such rights or warrants precedes the maturity date of the notes, then the Share Adjustment Factor for such Reference Stock will be adjusted on the business day immediately following the issuance of such transferable rights or warrants so that the new Share Adjustment Factor for such Reference Stock will equal the prior Share Adjustment Factor for such Reference Stock plus the product of:

- the prior Share Adjustment Factor for such Reference Stock, and

- the number of shares of such Reference Stock that can be purchased with the cash value of such warrants or rights distributed on one share of such Reference Stock.

The number of shares that can be purchased will be based on the closing price of such Reference Stock on the date the new Share Adjustment Factor for such Reference Stock is determined. The cash value of such warrants or rights, if the warrants or rights are traded on a U.S. national securities exchange or, in the case of a Reference Stock that is an ADS, on a non-U.S. securities exchange or market, will equal the closing price of such warrant or right, or, if the warrants or rights are not traded on a U.S. national securities exchange or a non-U.S. securities exchange or market, as applicable, will be determined by the calculation agent and will equal the average (mean) of the bid prices obtained from three dealers at 3:00 p.m., New York City time, on the date the new Share Adjustment Factor for such Reference Stock is determined, *provided* that if only two such bid prices are available, then the cash value of such warrants or rights will equal the average (mean) of such bids and if only one such bid is available, then the cash value of such warrants or rights will equal such bid.

Reorganization Events and ADS Delisting or Termination Events

If prior to the maturity date,

(a)   there occurs any reclassification or change of a Reference Stock, including, without limitation, as a result of the issuance of tracking stock by the issuer of a Reference Stock,

(b)   the issuer of a Reference Stock, or any surviving entity or subsequent surviving entity of the issuer of a Reference Stock (a "Successor Entity"), has been subject to a merger, combination or consolidation and is not the surviving entity,

(c)   any statutory exchange of securities of the issuer of a Reference Stock or any Successor Entity with another corporation occurs, other than pursuant to clause (b) above,

(d)   the issuer of a Reference Stock is liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law,

(e)   the issuer of a Reference Stock issues to all of its shareholders equity securities of an issuer other than the issuer of such Reference Stock, other than in a transaction described in clauses (b), (c) or (d) above (a "Spin-Off Event"),

(f)   a tender or exchange offer or going-private transaction is commenced for all the outstanding shares of the issuer of a Reference Stock and is consummated and completed in full for all or substantially all of such shares, as determined by the calculation agent in its sole discretion (an event in clauses (a) through (f), a "Reorganization Event"), or

(g)   an ADS serving as a Reference Stock is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act, or included in the OTC Bulletin Board, or if the ADS facility between the issuer of such applicable Underlying Stock and the ADS depositary is terminated for any reason (an "ADS Delisting or Termination Event"),

then the calculation agent will (A) if such Reference Stock is not an ADS, follow the procedures described below under "— Reorganization Events Affecting a Reference Stock That Is Not an ADS" or (B) if such Reference Stock is an ADS, follow the procedures described below under "— Delisting of ADSs, Termination of ADS Facility or Reorganization Events Affecting a Reference Stock That is an ADS."

Reorganization Events Affecting a Reference Stock That Is Not an ADS

If a Reorganization Event (other than a Spin-Off Event) affecting a Reference Stock that is not an ADS occurs as a result of which the holders of such Reference Stock receive Exchange Property, then the Initial Share Price (or Strike Price, if applicable) will be adjusted so that the new Initial Share Price (or Strike Price, if applicable) will be determined by reference to the value of the Exchange Property on the effective date for such Reorganization Event. If a Spin-Off Event affecting a Reference Stock that is not an ADS occurs, the Initial Share Price (or Strike Price, if applicable) will be adjusted based on the closing price of one share of such Reference Stock immediately preceding and on the ex-dividend date for the distribution of equity securities subject to such Spin-Off Event. The value of the Exchange Property will be calculated as the sum of the value of the components of the Exchange Property as described below:

- If the Exchange Property consists of securities (including, without limitation, securities of the issuer of such Reference Stock) traded on any Relevant Exchange ("Exchange Traded Securities"), the value of such Exchange Property will equal the closing price of the securities composing the Exchange Property.

- if the Exchange Property consists of cash, other property that is not Exchange Traded Securities or a combination thereof, the calculation agent will value such Exchange Property as if such Exchange Property was liquidated on the date the issuer of such Reference Stock received all such non-cash Exchange Property upon terms that it deems commercially reasonable, and the value of the Exchange Property will equal the aggregate cash amount, including both the Exchange Property consisting of cash and the amount resulting from the valuation or liquidation of the non-cash Exchange Property.

"Exchange Property," with respect to a Reference Stock that is not an ADS that is subject to a Reorganization Event, will consist of any Reference Stock continued to be held by the holders of such Reference Stock, and any securities, cash or any other assets distributed to the holders of such Reference Stock with respect to one share, in or as a result of, the Reorganization Event. No interest will accrue on any Exchange Property.

In the event Exchange Property consists of securities, those securities will, in turn, be subject to the anti-dilution adjustments contained herein.

In the case of a consummated and completed in full tender or exchange offer or going-private transaction involving Exchange Property of a particular type, Exchange Property will be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Exchange Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer or going-private transaction). In the event of a tender or exchange offer or a going-private transaction with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property will be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

The calculation agent will be solely responsible for the determination and calculation of the Exchange Property if a Reorganization Event occurs, the value thereof and its effect on the relevant Reference Stock's Initial Share Price (or Strike Price, if applicable), its Share Adjustment Factor, and its Final Share Prices, including the determination of the cash value of any non-cash Exchange Property, if necessary. Its determinations and calculations, and its adjustments of such Reference Stock prices, will be conclusive absent manifest error.

If a Reorganization Event (other than a Spin-Off Event) affecting a Reference Stock that is not an ADS occurs, then, for purposes of determining such Reference Stock's Stock Return on any Coupon Determination Date occurring after the effective date of the Reorganization Event:

(1) such Reference Stock's Initial Share Price (or Strike Price, if applicable) will equal the sum of:

- the closing price of any Exchange Traded Securities composing the Exchange Property on the effective date of the Reorganization Event, divided by a fraction, the numerator of which will be the closing price of such Reference Stock on the trading day immediately prior to the effective date of such Reorganization Event and the denominator of which will be the Initial Share Price of such Reference Stock on the trading day immediately prior to the effective date of such Reorganization Event (where the Initial Share Price used for this calculation is as adjusted by the applicable Share Adjustment Factor prior to the effective date of such Reorganization Event), *provided* that the applicable Share Adjustment Factor will be reset to 1.0 on the effective date of such Reorganization Event:

- the aggregate cash amount of any Exchange Property consisting of cash; and

- the aggregate cash amount resulting from the valuation or liquidation of the non-cash Exchange Property that is not an Exchange Traded Security on the effective date of the Reorganization Event; and

(2) such Reference Stock's Final Share Price will equal the sum of:

- the closing price of any Exchange Traded Securities composing the Exchange Property on such Coupon Determination Date;

- the aggregate cash amount of any Exchange Property consisting of cash;

- the aggregate cash amount resulting from the valuation or liquidation of the non-cash Exchange Property that is not an Exchange Traded Security on the Coupon Determination Date; and

If a Spin-Off Event affecting a Reference Stock that is not an ADS occurs, then, for purposes of determining such Reference Stock's Stock Return on any Coupon Determination Date occurring after the ex-dividend date with respect to the Spin-Off Event:

- such Reference Stock's Initial Share Price (or Strike Price, if applicable) will be adjusted on the ex-dividend date for the distribution of equity securities subject to such Spin-Off Event so that the new Initial Share Price (or Strike Price, if applicable) will equal (1) the product of (i) the Initial Share Price (or Strike Price, if applicable) immediately prior to the ex-dividend date with respect to the Spin-Off Event and (ii) a fraction, the numerator of which is equal to the closing price per share of such Reference Stock on the ex-dividend date with respect to the Spin-Off Event, and the denominator of which is the closing price per share of such Reference Stock on the trading day immediately preceding the ex-dividend date with respect to the Spin-Off Event, divided by (2) the applicable Share Adjustment Factor, which will be reset to 1.0 as of the ex-dividend date of the Spin-Off Event; and

- the Final Share Price will not be adjusted.

Upon the occurrence of a Reorganization Event affecting a Reference Stock that is not an ADS resulting in the adjustments as described above, we will, or will cause the calculation agent to, provide written notice to the trustee, to us and to DTC within thirty business days immediately following the effective date (or, in the case of a Spin-Off Event, the ex-dividend date) of any such Reorganization Event of the new Initial Share Price (or Strike Price, if applicable) and Share Adjustment Factor for such Reference Stock. We expect that such notice will be passed on to you, as a beneficial owner of the notes, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

Delisting of ADSs, Termination of ADS Facility or Reorganization Events Affecting a Reference Stock that is an ADS

If an ADS Delisting or Termination Event or a Reorganization Event affecting a Reference Stock that is an ADS (the "Original Reference Stock") has occurred, then the calculation agent, in its sole discretion without consideration for the interests of investors, will either (A) select a Successor Reference Stock (as defined below) to such ADS after the close of the principal trading session on the trading day immediately prior to (1) the effective date of such ADS Delisting or Termination Event (the "Change Date") or (2) the effective date (or, in the case of a Spin-Off Event, the ex-dividend date) of such Reorganization Event, as applicable, as described below (each successor stock as so determined, a "Successor Reference Stock" and such successor stock issuer, a "Successor Reference Stock Issuer") or (B) select the Underlying Stock to be such Reference Stock.

Upon the determination by the calculation agent of any Successor Reference Stock pursuant to clause (A) above, on and after the Change Date or the effective date (or, in the case of a Spin-Off Event, the ex-dividend date), as applicable, references in this product supplement or the relevant terms supplement to a "Reference Stock" will no longer be deemed to refer to such Original Reference Stock and will be deemed instead to refer to any such Successor Reference Stock for all purposes, and references in this product supplement or the relevant terms supplement to "issuer" of such Original Reference Stock will be deemed to be to such Successor Reference Stock Issuer. If the Change Date for an ADS Delisting or Termination Event affecting a Reference Stock that is an ADS and the effective date for a Reorganization Event affecting the same Reference Stock occur on the same day and the calculation agent elects to select a Successor Reference Stock, only one Successor Reference Stock will be selected.

Upon the selection of any Successor Reference Stock by the calculation agent pursuant to clause (A) above, on and after the Change Date or the effective date (or, in the case of a Spin-Off Event, the ex-dividend date) of such Reorganization Event, as applicable, the Share Adjustment Factor for such Successor Reference Stock will equal the product of:

- the Share Adjustment Factor for such Original Reference Stock as of the close of the principal trading session on the trading day immediately prior to the Change Date or the effective date (or, in the case of a Spin-Off Event, as of the close of principal trading session on the trading day immediately prior to the ex-dividend date) of such Reorganization Event, as applicable, and

- a fraction, the numerator of which will be the closing price of such Original Reference Stock on the trading day immediately prior to the Change Date or the effective date (or, in the case of a Spin-Off Event, on the trading day immediately prior to the ex-dividend date) of such Reorganization Event, as applicable, and the denominator of which will be the closing price of such Successor Reference Stock on the Change Date or the effective date (or, in the case of a Spin-Off Event, the ex-dividend date) of such Reorganization Event, as applicable.

Notwithstanding the foregoing, the selection of a Successor Reference Stock and the determination of the Initial Share Price (or Strike Price, if applicable) and Share Adjustment Factor of such Successor Reference Stock as described above will not apply to the determination of the Stock Return of the Original Reference Stock for any Coupon Determination Date occurring prior to the Change Date or the effective date (or, in the case of a Spin-Off Event, on any trading day prior to the ex-dividend date) or such Reorganization Event, as applicable

A "Successor Reference Stock" will be the ADS of a company selected by the calculation agent from among the ADSs of three companies (which may include the Original Reference Stock, so long as it meets the other conditions described below) organized in, or with its principal executive office located in, the country in which the issuer of such Original Reference Stock is organized, or has its principal executive office, and that are then registered to trade on the NYSE or the NASDAQ with the same primary Standard Industrial Classification Code ("SIC Code") as such Original Reference Stock that, in the sole discretion of the calculation agent, is the most comparable to such Original Reference Stock (prior to the ADS Delisting or Termination Event or Reorganization Event, as applicable), taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility; *provided, however*, that a Successor Reference Stock will not be any ADS that is (or the Underlying Stock for which is) subject to a trading restriction under the trading restriction policies of JPMorgan Chase & Co. or any of its affiliates that would materially limit the ability of JPMorgan Chase & Co. or any of its affiliates to hedge the notes with respect to such ADS (a "Hedging Restriction"); *provided further* that if a Successor Reference Stock cannot be identified as set forth above for which a Hedging Restriction does not exist, such Successor Reference Stock will be selected by the calculation agent and will be the ADS of a company that is organized in, or with its principal executive office located in, the country in which the issuer of such Original Reference Stock is organized, or has its principal executive office and that is then registered to trade on the NYSE or the NASDAQ, and that, in the sole discretion of the calculation agent, is the most comparable to such Original Reference Stock, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility and that is within the same Division and Major Group classification (as defined by the Office of Management and Budget) as the primary SIC Code for such Original Reference Stock and that is not subject to a Hedging Restriction. Notwithstanding the foregoing, if a Successor Reference Stock cannot be identified in the country in which the issuer of such Original Reference Stock is organized, or has its principal executive office, as set forth above, such Successor Reference Stock will be selected by the calculation agent and will be a common stock of a company that is then registered to trade on the NYSE or the NASDAQ with the same primary SIC Code as such Original Reference Stock that in the sole discretion of the calculation agent, is the most comparable to such Original Reference Stock, taking into account such factors as the calculation agent deems relevant including, without limitation, market capitalization, dividend history and stock price volatility and that is not subject to a Hedging Restriction.

Following an ADS Delisting or Termination Event or Reorganization Event affecting a Reference Stock that is an ADS in which a Successor Reference Stock is selected, the Share Adjustment Factor of such Successor Reference Stock will be subject to further adjustments as described above under "— Anti-Dilution Adjustments."

If a Successor Reference Stock is selected as described above, we will, or will cause the calculation agent to, provide written notice to the trustee, to us and to DTC within thirty business days immediately following the Change Date or the effective date (or, in the case of a Spin-Off Event, the ex-dividend date) or any Reorganization Event affecting a Reference Stock that is an ADS, as applicable, of the Successor Reference Stock Issuer, the Successor Reference Stock, the Share Adjustment Factor and the Initial Share Price (or Strike Price, if applicable) for such Successor Reference Stock as well as the Original Reference Stock so replaced. We expect that such notice will be passed on to you, as a beneficial owner of the notes, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If the calculation agent selects the applicable Underlying Stock to be a Reference Stock pursuant to clause (B) of the first paragraph under "— Delisting of ADSs, Termination of ADS Facility or Reorganization Events affecting a Reference Stock that is an ADS" above, the Share Adjustment Factor for such Reference Stock will thereafter equal the last value of the Share Adjustment Factor for the ADS multiplied by the number of shares of the applicable Underlying Stock represented by a single ADS, subject to further adjustments as described under "— Anti-Dilution Adjustments." Thereafter, if a Reorganization Event affecting the applicable Underlying Stock occurs, such Underlying Stock will be subject to adjustment as described above under "— Reorganization Events Affecting a Reference Stock That Is Not an ADS." If the Change Date for an ADS Delisting or Termination Event affecting a Reference Stock that is an ADS and the effective date for a Reorganization Event affecting the same Reference Stock occur on the same day and the calculation agent selects the Underlying Stock to be such Reference Stock, the ADS Delisting or Termination Event will be deemed to have occurred first, followed by the Reorganization Event (which will result in further adjustment as described above under "— Reorganization Events Affecting a Reference Stock That Is Not an ADS").

On any Coupon Determination Date occurring after the selection of the Underlying Stock to be the applicable Reference Stock, the Final Share Price of such Reference Stock will be expressed in U.S. dollars, converting the closing price(s) of the applicable Underlying Stock on such Coupon Determination Date into U.S. dollars using the applicable exchange rate as described below.

On any date of determination, the applicable exchange rate will be the spot rate of the local currency of the applicable Underlying Stock relative to the U.S. dollar as reported by Reuters Group PLC ("Reuters") on the relevant page for such rate at approximately the closing time of the Relevant Exchange for the Underlying Stock on such day. However, if such rate is not displayed on the relevant Reuters page on such date of determination, the applicable exchange rate on such day will equal an average (mean) of the bid quotations in The City of New York received by the calculation agent at approximately 11:00 a.m., New York City time, on the business day immediately following the date of determination, from three recognized foreign exchange dealers (provided that each such dealer commits to execute a contract at its applicable bid quotation) or, (2) if the calculation agent is unable to obtain three such bid quotations, the average of such bid quotations obtained from two recognized foreign exchange dealers or, (3) if the calculation agent is able to obtain such bid quotation from only one recognized foreign exchange dealer, such bid quotation, in each case for the purchase of the applicable foreign currency for U.S. dollars in the aggregate principal amount of the notes for settlement on the third business day following the date of determination. If the calculation agent is unable to obtain at least one such bid quotation, the calculation agent will determine the applicable exchange rate in its sole discretion.

Events of Default

Under the heading "Description of Debt Securities — Events of Default, Waiver, Debt Securities in Foreign Currencies" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment Upon an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes will be determined by the calculation agent and will be an amount in cash equal to the amount payable at maturity per $1,000 principal amount note as described under the caption "Description of Notes — Coupon Payments" and "Description of Notes — Payment at Maturity," calculated as if the date of acceleration were the final Coupon Determination Date; *provided* that the final Coupon Payment, if any, will be ratably adjusted to reflect the actual number of days elapsed from and including the previous Coupon Payment Date.

If the maturity of the notes is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture; Waiver of Compliance" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York Mellon in The City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York Mellon, but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the principal U.S. federal income tax consequences of the ownership and disposition of notes. This discussion applies to you if you are an initial holder of notes purchasing the notes at their issue price for cash and if you hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect. This summary does not address all aspects of the U.S. federal income taxation of the notes that may be relevant to you in light of your particular circumstances or if you are a holder of notes who is subject to special treatment under the U.S. federal income tax laws, such as:

- a financial institution;

- an insurance company;

- a "regulated investment company" as defined in Code Section 851;

- a "real estate investment trust" as defined in Code Section 856;

- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;

- a dealer in securities;

- a person holding the notes as part of a hedging transaction, "straddle," conversion transaction, or integrated transaction, or who has entered into a "constructive sale" with respect to the notes;

- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

- a trader in securities who elects to apply a mark-to-market method of tax accounting; or

- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. You should consult your tax adviser concerning the U.S. federal income tax consequences of owning and disposing of the notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Tax Treatment of the Notes

We expect to seek an opinion from Davis Polk & Wardwell, our special tax counsel, regarding the treatment of the notes as debt for U.S. federal income tax purposes. The relevant terms supplement will describe Davis Polk & Wardwell's level of comfort on this issue, which will depend on the facts of the particular offering, its receipt of certain factual representations from us at the time of the relevant offering and any additional considerations that may be relevant to the particular offering. The following discussion describes the treatment of the notes assuming that Davis Polk & Wardwell has provided us an opinion that the notes will be treated as debt for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

The following discussion applies to you only if you are a "U.S. Holder" of notes. You are a "U.S. Holder" if you are a beneficial owner of a note for U.S. federal income tax purposes that is:

- a citizen or resident of the United States;

- a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or

- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Notes with a Term of Not More than One Year

If the term of the notes (including either the issue date or the last possible date that the notes could be outstanding, but not both) is not more than one year, the following discussion applies. No statutory, judicial or administrative authority directly addresses the treatment of these notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the IRS with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in these notes are uncertain.

Tax Treatment Prior to Maturity

Because the term of these notes is not more than one year, they will be treated as short-term debt obligations. Cash-method holders will not be required to recognize income with respect to the notes prior to maturity, other than with respect to amounts received as stated interest, if any, or received pursuant to a sale or exchange, as described below. Although accrual-method holders and certain other holders are generally required to accrue interest on short-term notes on a straight-line basis, because the amount of interest that will be received with respect to the notes is uncertain, it is not clear how these accruals should be determined. If the amount of interest that will be received has become fixed (or the likelihood of interest not being a fixed amount has become "remote") prior to the maturity date, it is likely that the amount of interest to be accrued will be determined based on the fixed amount. You should consult your tax adviser regarding the determination of the amount of any interest accruals on the notes.

Sale, Exchange or Redemption of the Notes

Upon a sale or exchange of short-term notes (including redemption of the notes at maturity), you should recognize gain or loss in an amount equal to the difference between the amount you receive and your adjusted basis in the notes. Your adjusted basis in the notes should equal the sum of the amount you paid to acquire the notes and interest that you have previously included in income but not received, if any.

The amount of any resulting loss will be treated as a capital loss, and may be subject to special reporting requirements if the loss exceeds certain thresholds. In the case of a gain resulting from redemption at maturity, the gain should be treated as ordinary interest income. It is not clear, however, whether or to what extent gain from a sale or exchange prior to maturity should be treated as capital gain or ordinary interest income. If the amount of interest to be received at maturity has become fixed (or the likelihood of this amount not being a fixed amount has become "remote") prior to a sale or exchange, it is likely that the portion of gain on this sale or exchange that should be treated as accrued interest (and, therefore, taxed as ordinary interest income) will be determined based on the fixed amount. You should consult your tax adviser regarding the proper treatment of any gain or loss recognized upon sale or exchange of the short-term notes (including redemption of the notes at maturity).

Interest on Indebtedness Incurred to Purchase the Notes

To the extent you have not previously included interest income on short-term notes, you may be required to defer deductions for interest paid on indebtedness incurred to purchase or carry the notes until the maturity of the notes or until you dispose of your notes in a taxable transaction. You should consult your tax adviser regarding the possibility of this deferral.

Notes with a Term of More than One Year

Unless otherwise provided in the relevant terms supplement, if the term of the notes (including either the issue date or last possible date that the notes could be outstanding, but not both) is more than one year, the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes, with the consequences described below. The notes will generally be subject to the original issue discount ("OID") provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income the OID on the notes as described below.

We are required to determine a "comparable yield" for the notes. The "comparable yield" is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a "projected payment schedule" in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

Unless otherwise provided in the relevant terms supplement, we will provide, and you may obtain, the comparable yield for a particular offering of notes, and the related projected payment schedule, in the final terms supplement for these notes, which we will file with the SEC.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

For U.S. federal income tax purposes, you are required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of the notes, unless you timely disclose and justify the use of other estimates to the IRS. Regardless of your accounting method, you will be required to accrue as interest income OID on the notes at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the contingent payment(s) on the notes (as described below).

In addition to interest accrued based upon the comparable yield as described above, you will be required to recognize interest income equal to the amount of any net positive adjustment, *i.e.*, the excess of actual payments over projected payments, in respect of the notes for a taxable year. A net negative adjustment, *i.e.*, the excess of projected payments over actual payments, in respect of the notes for a taxable year:

- will first reduce the amount of interest in respect of the notes that you would otherwise be required to include in income in the taxable year; and

- to the extent of any excess, will give rise to an ordinary loss, but only to the extent that the amount of all previous interest inclusions under the notes exceeds the total amount of your net negative adjustments treated as ordinary loss on the notes in prior taxable years.

A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. Any net negative adjustment in excess of the amounts described above will be carried forward to offset future interest income in respect of the notes or to reduce the amount realized on a sale or exchange of the notes (including redemption of the notes at maturity).

Upon a sale or exchange of the notes (including redemption of the notes at maturity), you generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or redemption and your adjusted tax basis in the notes. Your adjusted tax basis in the notes will equal the cost thereof, increased by the amount of interest income previously accrued by you in respect of the notes (determined without regard to any of the positive or negative adjustments to interest accruals described above) and decreased by the amount of any prior projected payments in respect of the notes. You generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (reduced by the total amount of net negative adjustments previously taken into account as ordinary losses), and the balance as capital loss. These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You should consult your tax adviser regarding these limitations and reporting obligations.

Special rules apply when a contingent payment on a contingent payment debt instrument becomes fixed prior to its scheduled date of payment. For purposes of the preceding sentence, assuming the notes provide for only one coupon payment, at maturity, that payment will be treated as fixed if (and when) all remaining contingencies with respect to it are remote or incidental within the meaning of the applicable Treasury regulations. Generally, under these rules, you would be required to account for the difference between the originally projected payment at maturity and the fixed payment at maturity in a reasonable manner over the period to which the difference relates. In addition, you would be required to make adjustments to, among other things, your accrual periods and your adjusted basis in the notes. The character of any gain or loss on a sale or exchange of your notes would also be affected. Where the notes provide for more than one coupon payment, different rules might apply to determine if and when one or more of those payments have become fixed and what the consequences of that fixing are. You should consult your tax adviser concerning the application of these special rules.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you only if you are a "Non-U.S. Holder" of notes. You are a "Non-U.S. Holder" if you are a beneficial owner of a note for U.S. federal income tax purposes that is:

- a nonresident alien individual;

- a foreign corporation; or

- a nonresident alien fiduciary of a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your own tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of the notes (including redemption of the notes at maturity).

Payments to you on the notes, and any gain realized on a sale or exchange of the notes (including redemption of the notes at maturity), will be exempt from U.S. federal income tax (including withholding tax) *provided* generally, that you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a U.S. person and provide your name and address or otherwise satisfy applicable documentation requirements, and these amounts are not effectively connected with your conduct of a U.S. trade or business.

If you are engaged in a U.S. trade or business and if the income or gain on the notes, if any, is effectively connected with your conduct of that trade or business, although exempt from the withholding tax discussed above, you will generally be subject to regular U.S. income tax on this income or gain in the same manner as if you were a U.S. Holder, except that in lieu of the certificate described in the second preceding paragraph, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

If you are an individual, your notes will not be included in your estate for U.S. federal estate tax purposes, *provided* that interest on the notes is not then effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting

Interest (including OID) accrued or paid on the notes and the proceeds received from a sale or exchange of the notes (including redemption of the notes at maturity) will be subject to information reporting if you are not an "exempt recipient" (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. Holder) or meet certain other conditions. If you are a Non-U.S. Holder and you comply with the identification procedures described in the preceding section, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, *provided* the required information is furnished to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities Inc. as agent (an "Agent" or "JPMSI"), and certain other agents that may be party to the Master Agency Agreement, as amended or supplemented, from time to time (each an "Agent" and collectively with JPMSI, the "Agents"), each Agent, participating in an offering of notes, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of the relevant terms supplement. Each such Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the relevant terms supplement. JPMSI will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The underwriting arrangements for this offering comply with the requirements of NASD Rule 2720 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with NASD Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior written approval of the customer.

JPMSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMSI or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 155-I or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 155-I or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 155-I and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission. For additional information regarding selling restrictions, please see "Notice to Investors" in this product supplement.

Unless otherwise specified in the relevant terms supplement, the settlement date for the notes will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

NOTICE TO INVESTORS

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 155-I nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 155-I nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 155-I and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 155-I and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales.

Argentina

The notes have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements, the internet or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i)   target investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii)   investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii)   the number of contacted investors should be relatively small.

(iv)   investors should receive complete and precise information on the proposed investment.

(v)   any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi)   the documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii)   the aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The notes have not been and shall not be offered or sold in or into The Bahamas except in circumstances that do not constitute a 'public offering' according to the Securities Industry Act, 1999.

The offer of the notes, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas.

Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any notes.

Bermuda

This product supplement no. 155-I and the accompanying prospectus supplement, prospectus and terms supplement have not been registered or filed with any regulatory authority in Bermuda. The offering of the notes pursuant to this product supplement no. 155-I and the accompanying prospectus supplement, prospectus and any terms supplement to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

Brazil

The notes have not been and will not be registered with the "*Comissão de Valores Mobiliários*" – the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The notes are not being offered into Brazil. Documents relating to an offering of the notes, as well as the information contained herein and therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the notes to the public in Brazil.

British Virgin Islands

The notes may not be offered in the British Virgin Islands unless we or the person offering the notes on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The notes may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

This product supplement no. 155-I and the accompanying prospectus supplement, prospectus and terms supplement, and the notes offered hereby and thereby have not been, and will not be, registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of this product supplement no. 155-I and the accompanying prospectus supplement, prospectus and terms supplement. The notes have not been, and will not be, offered or sold, directly or indirectly, in the Cayman Islands.

Chile

None of the Agents, we or the notes have been registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the notes have not been and will not be offered or sold within Chile or to, or for the account of benefit of persons in Chile except in circumstances which have not resulted and will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the notes, except in circumstances which have not resulted and will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or have not resulted and will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The notes will only be sold to specific buyers, each of which will be deemed upon purchase:

(i) to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the notes;

(ii) to agree that it will only resell the notes in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the notes are transferred a notice substantially to the effect of this selling restriction;

(iii) to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the notes; and

(iv) to acknowledge that it has not relied upon advice from any Agent and/or us, or its or our respective affiliates, regarding the determination of the convenience or suitability of notes as an investment for the buyer or any other person; and has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The notes have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*).

Therefore, the notes shall not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the notes are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the notes must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the notes should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to: (i) any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements; (ii) any offer or sale of the notes at offices or branches open to the public; (iii) use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the notes; or (iv) use (a) non-solicited emails or (b) email distributions lists to market the notes.

El Salvador

The notes may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the notes to indeterminate individuals, nor will it make known this product supplement no. 155-I and the accompanying prospectus supplement, prospectus and terms supplement in the territory of El Salvador through any mass media communication such as television, radio, press, or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, which are not directed to the Salvadoran public. The offering of the notes has not been registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of notes in the Republic of El Salvador shall only be negotiated on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and shall in any event be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of notes which are the subject of the offering contemplated by this product supplement no. 155-I and the accompanying prospectus supplement to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Agent; or

(d) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of any notes which would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The notes have not been, and will not be, registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. This product supplement no. 155-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States. The notes may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

An offer to the public of any notes which are the subject of the offering and placement contemplated by this product supplement no. 155-I and the accompanying prospectus supplement, prospectus and terms supplement may not be made in The Netherlands and each Agent has represented and agreed that it has not made and will not make an offer of such notes to the public in The Netherlands, unless such an offer is made exclusively to one or more of the following categories of investors in accordance with the Dutch Financial Markets Supervision Act (*Wet op het financieel toezicht*, the "FMSA"):

1.   Regulated Entities: (a) any person or entity who or which is subject to supervision by a regulatory authority in any country in order to lawfully operate in the financial markets (which includes: credit institutions, investment firms, financial institutions, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, commodity dealers) ("Supervised Entities"); and (b) any person or entity who or which engages in a regulated activity on the financial markets but who or which is not subject to supervision by a regulatory authority because it benefits from an exemption or dispensation ("Exempt Entities");

2.   Investment Funds and Entities: any entity whose corporate purpose is solely to invest in securities (which includes, without limitation, hedge funds);

3.   Governmental institutions: the Dutch State, the Dutch Central Bank, Dutch regional, local or other decentralized governmental institutions, international treaty organizations and supranational organizations;

4.   Self-certified Small and Medium-Sized Enterprises ("SMEs"): any company having its registered office in The Netherlands which does not meet at least two of the three criteria mentioned in (6) below and which has (a) expressly requested the Netherlands Authority for the Financial Markets (the "AFM") to be considered as a qualified investor, and (b) been entered on the register of qualified investors maintained by the AFM;

5.   Self-certified Natural Persons: any natural person who is resident in The Netherlands if this person meets at least two (2) of the following criteria:

   (i)   the investor has carried out transactions of a significant size on securities markets at an average frequency of, at least, ten (10) per quarter over the previous four (4) quarters;

   (ii)   the size of the investor's securities portfolio exceeds €500,000;

   (iii) the investor works or has worked for at least one (1) year in the financial sector in a professional position which requires knowledge of investment in securities,

provided this person has:

   (a)   expressly requested the AFM to be considered as a qualified investor; and

   (b)   been entered on the register of qualified investors maintained by the AFM;

6.   Large Enterprises: any company or legal entity which meets at least two of the following three criteria according to its most recent consolidated or non-consolidated annual accounts:

   (a) an average number of employees during the financial year of at least 250;

   (b) total assets of at least €43,000,000; or

   (c) an annual net turnover of at least €50,000,000.

7.   Discretionary individual portfolio managers: any portfolio manager in The Netherlands who or which purchases the notes for the account of clients who are not Qualified Investors on the basis of a contract of agency that allows for making investment decisions on the client's behalf without specific instructions of or consultation with any such client;

8.   Minimum consideration: any person or entity for a minimum consideration of €50,000 or more (or equivalent in foreign currency) for each offer of notes; or

9.   Fewer than 100 Offerees: fewer than 100 natural or legal persons (other than Qualified Investors).

   For the purposes of this provision, the expression:

   (a) an "offer to the public" in relation to any notes means making a sufficiently determined offer as meant in Section 217(1) of Book 6 of the Dutch Civil Code (*Burgerlijk Wetboek*) addressed to more than one person to conclude a contract to purchase or otherwise acquire notes, or inviting persons to make an offer in respect of such notes;

   (b) "Qualified Investors" means the categories of investors listed under (1) up to and including (6) above.

   Zero Coupon Notes may not, directly or indirectly, as part of their initial distribution (or immediately thereafter) or as part of any re-offering be offered, sold, transferred or delivered in The Netherlands. For purposes of this paragraph "Zero Coupon Notes" are notes (whether in definitive or in global form) that are in bearer form and that constitute a claim for a fixed sum against us and on which interest does not become due prior to maturity or on which no interest is due whatsoever.

Panama

   The notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The notes do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

   The notes have been and will be offered only to institutional investors (as defined by the Peruvian Securities Market Law – "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 – Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the notes shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

   Neither this product supplement no. 155-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 155-I, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

The notes have not been and will not be offered or sold, directly or indirectly, to the public in Switzerland, and this product supplement no. 155-I and the accompanying prospectus supplement, prospectus and terms supplement do not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations.

We have not applied for a listing of the notes on the SWX Swiss Exchange or on any other regulated securities market and, consequently, the information presented in this product supplement no. 155-I and the accompanying prospectus supplement, prospectus and terms supplement does not necessarily comply with the information standards set out in the relevant listing rules.

The notes do not constitute a participation in a collective investment scheme in the meaning of the Swiss Federal Act on Collective Investment Schemes and are not licensed by the Swiss Federal Banking Commission. Accordingly, neither the notes nor holders of the notes benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Federal Banking Commission.

United Kingdom

Each Agent has represented and agreed that:

(a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA")) by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Uruguay

The offering of notes in Uruguay constitutes a private offering and each Agent has agreed that the notes and us will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The notes comprising this offering have not been registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and are not being publicly offered in Venezuela. No document related to the offering of the notes shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the notes may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the "Code") prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we may be a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide a limited exemption for the purchase and sale of the notes and related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called "service provider exemption").

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase or holding of the notes that (a) its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations ("Similar Laws"). Accordingly, each such purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14 or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.